Corbus Pharmaceuticals Holdings, Inc.

500 River Ridge Drive

Norwood, MA 02062

March 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corbus Pharmaceuticals Holdings, Inc. (the “Company”)

Registration Statement on Form S-3 (File No. 333-277888)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:15 p.m., Eastern Time, on March 20, 2024, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff.

Please call Stephen Zapf of Lowenstein Sandler LLP at (973) 422-6708 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

CORBUS PHARMACEUTICALS
HOLDINGS, INC.

By:	/s/ Sean Moran
Name:	Sean Moran
Title:	Chief Financial Officer